UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-39127

Canaan Inc.

28 Ayer Rajah Crescent

#06-08

Singapore 139959

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

On June 29, 2026, Canaan Inc. (the “Company”) received approval from the Nasdaq Stock Market LLC (“Nasdaq”) of the Company’s application to transfer the listing of its American Depositary Shares (“ADSs”), each representing 15 Class A ordinary shares, from the Nasdaq Global Market to the Nasdaq Capital Market. The Company’s ADSs have been transferred to the Nasdaq Capital Market effective as of the open of business on July 1, 2026. The transfer of listing does not affect the trading of the Company’s ADSs, which continue to trade under the existing ticker symbol “CAN.”

As previously disclosed, the Company received a notice from Nasdaq on January 14, 2026 indicating that it was not in compliance with the minimum bid price requirement as the closing bid price of its ADSs remained below US$1.00 for 30 consecutive business days. In accordance with Nasdaq’s listing rules, the Company was granted an initial 180-day compliance period until July 13, 2026 to regain compliance. Following the transfer of its listing to the Nasdaq Capital Market, the Company has applied for an additional 180-day compliance period on July 6, 2026. If Nasdaq approves such application, the Company would be granted an extended compliance period to regain compliance with the minimum bid price requirement. To regain compliance, the Company’s ADSs must maintain a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days during the applicable compliance period.

On July 6, 2026, the Company issued a press release announcing that it had completed the transfer of listing and also applied for the additional 180-day minimum bid price compliance period. A copy of the press release is attached hereto as Exhibit 99.1.

The contents of this Form 6-K (excluding Exhibit 99.1) are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-285125) to the extent not superseded by documents or reports subsequently filed.

EXHIBITS

Exhibit No.	Description
Exhibit 99.1	Canaan Inc. Completes Transfer to Nasdaq Capital Market

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canaan Inc.

By:	/s/ Nangeng Zhang
Name:	Nangeng Zhang
Title:	Chairman and Chief Executive Officer

Date: July 6, 2026